Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications made available to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on May 31, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON MAY 31, 2010
1. B20 brings business leaders together on eve of summit The Globe and Mail
A delegation of Canadian business leaders will press their foreign counterparts to liberalize trade and abandon plans for a global bank tax, just before the Prime Minister takes up the same challenge at the Group of 20 summit. See full story
2. Toronto ATMs latest target of G8/G20 protests National Post (online)
Police have arrested a Toronto man in connection with anti- G20 graffiti spray-painted on several downtown banks. TD Canada Trust mentioned. Also appeared in The Vancouver Sun (online). See full story
3. Carney to take centre stage with interest rate decision The Globe and Mail
Mark Carney forged a name for himself in the midst of a global crisis. Now, he faces another difficult series of challenges in charting a new course for Canada and fending off inflation without derailing the economy. See full story
4. Rate decision, jobs figures, GDP report: a busy time National Post
There will be much to talk about concerning the economy in the coming week. As an opening act today, we get an overall assessment of Canada’s economic performance during the first three months of this year, when Statistics Canada releases first-quarter gross domestic product figures. Eric Lascelles and Millan Mulraine (TD Economics) quoted. See full story
5. Banks banking on newcomers; Competition for immigrant clients is fierce National Post
When Jagdeep Walia arrived in Canada last month, waiting for him was a chequing account and credit card at Bank of Nova Scotia. And the bank offered him a safety-deposit box for one year, free of charge. Phil Bowman (SVP, Customer Strategy and Marketing Planning, Marketing) quoted. See full story
6. VIDEO CLIP: CNBC — Closing Bell CNBC
Insight on Toronto-Dominion Bank’s latest earnings, with Ed Clark, TD Bank Financial Group CEO. See link to video
7. What does giant TD Bank’s entry to Wilmington mean for competition? Star-News (Wilmington, NC)
TD Bank calls itself “America’s most convenient bank,” and it promises to arrive in Wilmington with a competitive attitude. Fred Graziano (EVP and Head of Retail Banking, TD Bank) quoted. See full story
8. Saving money is always in vogue National Post
Every spring, the change in the weather inspires many of us to shop for a new wardrobe. Whether that means adding the season’s col-ours to your existing clothes or buying those must-have accessories, it is the time to step out in style. But given the recent statistics on consumer debt, I am not certain that everyone can really afford to splurge. Written by Patricia Lovett-Reid. Article appears in other Canwest publications, including The Gazette (Montreal) and The Vancouver Sun. See full story
9. Making your assets pay The Province (Vancouver)
You’ve listened to all the experts and opened up a tax-free savings account. Good for you. But that’s not where it ends. Patricia Lovett-Reid quoted. See full story
10. Bankers hurt as deals dry up; ‘Disorderly Market’ National Post
Investors aren’t the only ones on a roller-coaster ride through volatile markets these days. With the delay of a number of initial public offerings, sharp declines for shares of newly public companies and a lack of liquidity in the credit market, investment bankers looking to raise money for companies have also been whipsawed by the turmoil. See full story
11. Mexico sides with Canada to oppose global bank tax The Globe and Mail
As Canada takes its vociferous opposition to a global bank tax back to the world stage next week, it can count on NAFTA partner Mexico as a staunch ally. See full story
12. Spain’s troubled savings banks could spur new European crisis The Globe and Mail
It took a priest in southern Spain to remind the world that the European banking industry might be on the verge of another disaster. The Rev. Santiago Gomez Sierra, the chairman of CajaSur, a regional savings bank in Cordoba, began his last board meeting last week with a prayer. Several directors performed the sign of the cross. No miracle happened. Within hours CajaSur, controlled by the Roman Catholic Church, was seized by the Bank of Spain. See full story
13. Negotiating risk; Five strategies to help investors cope with chronic market volatility National Post
After two stock market crashes in a decade, and ongoing anxiety about sovereign debt in Europe, volatility has become a chronic companion for serious investors. Those who can’t stand the heat can always do what chartered accountant David Trahair suggests in his book, Enough Bull, and make a permanent retreat to GICs. TD Waterhouse mentioned. See full story
14. Different strategies for playing the Big Five The Globe and Mail
What are we looking for? Beaten up bank stocks. Why? A sneaking suspicion that they may just be some of the best deals out there. Number Cruncher has heard it said many times that you just can’t go wrong buying Canadian bank stocks. And what’s not to like? See full story
15. We can’t afford to live in health-care denial The Globe and Mail
Sudden crises, such as hurricanes or the Greek debt crisis, produce fast reactions. Slowly worsening problems, however, are often left to fester until they become a crisis, by which time remedial action is painful and sometimes too late. TD Economics mentioned. See full story
16. Editorial: Wealthy, healthy and wise The Globe and Mail
No one seems able to figure out why Canadian productivity is growing so slowly. Whatever the reason, says the TD Bank Financial Group, persuading more young people to go to postsecondary schools and insisting on better teaching won’t hurt. “If you don’t think higher education raises productivity, then try ignorance,” the bank says in a report this month on education. TD mentioned. See full story

Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories

1. B20 brings business leaders together on eve of summit
The Globe and Mail
05/31/2010
TARA PERKINS
Pg. B1
A delegation of Canadian business leaders will press their foreign counterparts to liberalize trade and abandon plans for a global bank tax, just before the Prime Minister takes up the same challenge at the Group of 20 summit.
In partnership with the government, the Canadian Council of Chief Executives (CCCE) is co-ordinating and hosting a G20 business summit — dubbed the B20 — that will begin on the eve of the June 26-27 leaders’ summit in Toronto.
Former finance minister and deputy prime minister John Manley, who is now chief executive officer of the CCCE, and Perrin Beatty, head of the Canadian Chamber of Commerce, will be representing this country along with four Canadian CEOs who have yet to be named, according to people familiar with the meeting.
Prime Minister Stephen Harper has written the other Group of 20 leaders to tell them about the B20, and Finance Minister Jim Flaherty has asked each of his counterparts to send two top business leaders to the gathering.
The initiative speaks to the importance the G20 is placing on discussions about financial reform and the global economy, and to politicians’ desire for the private sector to be involved in solutions to the big problems confronting them.
The global CEOs will be available June 26 for questions from the G20 finance ministers, who are expected to tap them for information on subjects ranging from hiring intentions and investment plans to potential consequences of European financial instability.
The finance ministers will effectively be seeking the most current economic and industry data, in addition to advice. And the advice will flow in both directions.
It’s the next evolution of the summit of business leaders that the British government hosted at 10 Downing Street two weeks before the G20 leaders met in London in the spring of 2009. At that smaller gathering, attended by Paul Desmarais Jr. of Power Corp. and 20 of his global peers, the business leaders were made available to a number of British government ministers. That meeting sought to give the global business community a voice at the G20 but it was channelled through the British prime minister.
“It is important for the business community to contribute when asked as we strive to work together to build a stronger world economy,” Mr. Desmarais said last week.
In South Korea, preparations got under way earlier this year for a business summit that will coincide with the G20 leaders summit in Seoul in November.
While the business minds who descend on Toronto are expected to be a sounding board for G20 finance ministers, they will also have an opportunity to air their own concerns.
The foreign business leaders are also expected to face pressure from the Canadian business delegation on issues that business leaders and politicians in this country want to put at the top of the global agenda, including fears about protectionism and a global bank tax. On the latter, the argument will be that such a tax would ultimately be passed on to consumers, and that Canadians should not be paying the price for the mistakes of foreign banks.
The list of attendees has not be drawn up yet, but organizers are hoping they will represent a cross section of industries, and the Canadian delegation will be chosen to reflect that.
The business gathering will begin with a dinner June 25, but will substantially take place the following day, during which there will be a series of meetings and discussions.
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2. Toronto ATMs latest target of G8/G20 protests
National Post (online)
05/31/2010
KRISTEN SMITH
Police have arrested a Toronto man in connection with anti- G20 graffiti spray-painted on several downtown banks.
Vandals spray-painted slogans such as “Resist G20?” and “ Stop the G20?” on bank walls, windows and ATMs along the busy Spadina Avenue.
The screens of several ATMs had been covered in spray paint, as had a parked police vehicle.
Samuel Bradley Kadosh, 22, has been charged with nine counts of mischief under $5,000. Police are looking for at least one other suspect.
A witness told CP24 she saw two white men in their early 20s spray paint a TD Canada Trust branch before disappearing into a nearby alleyway. Both were dressed in black; black bandanas covered their faces.
“It’s quite clear that the billion dollars that’s spent is not there to protect taxpayers, it’s there to protect Stephen Harper’s photo-op,” city councillor Adam Vaughan said Friday morning. “It’s just wrong. It wasn’t just the banks that got tagged — it’s . . . small businesses that got tagged.”
Vaughan, whose ward in Toronto’s downtown core will likely be seriously affected by security surrounding the world leaders’ summit, expressed frustration that the federal government will not be compensating homeowners or businesses for property damage sustained during the G20.
“The Prime Minister’s office has got to revisit this policy now,” Vaughan said. “ I don’t understand the federal government that won’t protect its own citizens.”
Speaking to reporters Friday at city hall, Toronto Mayor David Miller said he hopes the vandalism is not a harbinger of things to come during the G20.
“The graffiti and the damage to bank machines was wrong. We don’t welcome people who do damage in this city. We do welcome peaceful protest,” he said.
The activists’ message was not well received by some area residents stopping by the banks.
“It’s a pain in the butt,” said Nicole Breen, a volunteer at a local women’s shelter, as she squinted her way through an ATM transaction. “All it does is make people angry. Who wants to listen to their side of the story when all they’re doing is destroying things?”
Meanwhile, police in Ottawa are still investigating an Ottawa Royal Bank branch that was firebombed earlier this month. Although no one was injured, initial estimates suggested the vandals caused $300,000 damage.
Police earlier this week seized a rental SUV they believe served as the getaway vehicle for the suspects. The white GMC Acadia was reportedly being dusted inside and out for fingerprints.
On an independent media website — where a “ catch-me-if-you-can”-style video of the fiery blast was posted — the perpetrators warned they are also headed for the G8 and G20 summits in Huntville, Ont., and Toronto.
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3. Carney to take centre stage with interest rate decision
The Globe and Mail
05/31/2010
KEVIN CARMICHAEL
Pg. B1
Mark Carney forged a name for himself in the midst of a global crisis. Now, he faces another difficult series of challenges in charting a new course for Canada and fending off inflation without derailing the economy.
For market watchers, the question is how he plans to do it.
In 27 months on the job, this Governor of the Bank of Canada has never raised rates. On Tuesday, he may have to.
For most of his tenure, it is no exaggeration to say that Mr. Carney has been in crisis mode. In May of 2009, he dropped the Bank of Canada’s benchmark interest rate to 0.25 per cent — the lowest it can go without upsetting short-term money markets — and made a conditional pledge to leave the overnight target there for at least a year.
So how he will approach the more mundane job of managing inflation remains an open question. With indicators showing that Canada’s economy is moving beyond recovery and into a period of expansion, that’s about to change, perhaps this week when the central bank announces the results of its latest interest rate decision.
“What we are going to find out in this meeting is how Mark Carney plans to conduct monetary policy,” said George Vasic, a strategist at UBS Securities Canada Inc. in Toronto.
Now that Canada’s central bank is “coming out the other side” of its long battle with recession, investors are keen to know “what are the actual actions [Mr. Carney] is going to take and how he plans to communicate those actions, if he plans to communicate them at all,” Mr. Vasic said.
According to a survey of 27 economists by Bloomberg News, 25 predict a quarter-point increase and two forecast no change. The people with actual money at stake are less certain.
Last Friday, the rates investors were paying on one-month interest rate swaps suggested a 75-per-cent chance that the Bank of Canada will increase the overnight target to 0.5 per cent.
Those predictions aren’t as solid as they seem. About a week ago, markets had priced in only a 50 per cent chance of an interest rate increase. Surveys of economists have been all over the map, from near universal certainty that rates were going up in June after the central bank ended its conditional commitment on April 20 to more equivocal stances as Europe’s debt crisis caused global stock markets to plunge and the euro to sink some 7 per cent in May alone.
“Markets are expressing uncertainty about the Bank of Canada’s decision Tuesday,” Andrew Tilton, an economist at Goldman Sachs in New York, wrote in a note to clients Friday. “What had looked to be a clear case for a rate hike ... has been thrown into doubt given the volatility in markets and uncertainties about the impact of the debt crisis in the European periphery on growth.”
There’s reason to think Mr. Carney wants to keep economists and investors on their toes. In an August, 2009, speech at a conference hosted by the Kansas City Fed in Jackson Hole, Wyo., Mr. Carney argued that group-think contributed to the financial crisis as too many people believed they knew where interest rates were headed. This led to mass complacency that kept investors from properly interpreting data suggesting trouble was brewing.
“They have to leave the door open for different options,” said Stéfane Marion, chief economist at National Bank Financial in Montreal. “Once you start on the path of normalization, how will the Bank of Canada give guidance? That’s more important than the actual rate hike.”
Both Mr. Marion and Mr. Tilton predict the Bank of Canada will raise borrowing costs Tuesday, citing an economy that is growing at an annual pace of about 6 per cent and inflation that is hotter than the central bank had factored into its latest assumptions.
The argument for standing pat is on display on the other side of the Atlantic Ocean. After Tuesday, the bank’s next interest rate announcement is scheduled for July 20. Waiting until then would allow Mr. Carney to gauge whether European policy makers have contained their debt crisis.
It would also allow the Bank of Canada to show solidarity with the European Central Bank and the continent’s finance ministers, who are trying to maintain confidence in the $1-trillion (U.S.) financial backstop they erected last month to ease pressure on European interest rates. A decision by a fellow G20 member to go its own way could send an unintended signal to skittish investors, said Mr. Vasic, who predicts the central bank will leave the rate unchanged.
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4. Rate decision, jobs figures, GDP report: a busy time
National Post
05/31/2010
DEREK ABMA
Pg. FP2
There will be much to talk about concerning the economy in the coming week.
As an opening act today, we get an overall assessment of Canada’s economic performance during the first three months of this year, when Statistics Canada releases first-quarter gross domestic product figures.
Economists expect that annualized GDP growth came in at 5.8% in the last quarter, up from 5% in last year’s fourth quarter. If right, it would market the third straight quarter of economic growth in Canada, coming on the heels of three consecutive quarters of contraction. It would also be the highest growth rate since the last quarter of 1999.
When the country saw economic growth in the third quarter of last year, it marked the economy’s transition from recession to expansion. Another major turning point in this country’s economic cycle is anticipated tomorrow, when the Bank of Canada announces a decision on interest rates.
Economists overwhelmingly expect the central bank to make its first interest-rate hike since lowering it to a record-low 0.25% in April 2009 to fight off the worldwide recession.
Out of 26 economists polled by Bloomberg, only two say the Bank of Canada will leave rates as they are, while the rest are anticipating a quarter-point increase to 0.5%.
Eric Lascelles , chief strategist with TD Securities, expects a rate hike despite the fact the central bank is “grappling with a strong domestic economy versus substantial downside risks to the global and financial outlook.
“We believe the balance of evidence continues to argue for a 25 basis-point rate hike [tomorrow], though the probability of this action is not greatly in excess of 50%.”
In a Friday research note, Mr. Lascelles said the rate hike is justified given the “extraordinarily strong” housing market in Canada and consumers here that “spend with conviction.” If there is a deterioration of economic conditions, he said the Bank of Canada can simply “pause later in its tightening cycle with minimum damage done.”
CIBC World Markets economist Meny Grauman said in a report on Friday that “based on macroeconomic fundamentals alone, the Canadian economy is ready for a rate hike.”
He qualified that view based on the trends seen in GDP data and employment, the latter of which will also be addressed in the coming week’s data. Both Canada and the United States on Friday will see job figures for the previous month.
In Canada, it’s expected that 20,000 more people were working in May. While down substantially from the record-breaking 108,700 job additions in April, it would still mark the eighth month of employment gains in 10 months. The unemployment rate is thought to have dropped to 8% from 8.1%.
“Strong construction activity and a rebound in manufacturing sector employment should ensure that the goods-producing sector of the economy will continue to add jobs in May, while the service sector should shed jobs following the blistering 106,600 positions that were added in April,” said TD Securities senior strategist Millan Mulraine, who’s expecting 15,000 addition Canadian jobs for May.
Economists say about a half-million jobs were likely added in the U.S. in May, which would mark the biggest gain since September 1997. The unemployment rate is believed to have fallen to 9.8% from 9.9%.
CIBC’s Mr. Grauman goes as far to forecast 600,000 job gains for the U.S. in May and a jobless rate that falls to 9.7%, largely due to temporary jobs to put together the country’s upcoming census.
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5. Banks banking on newcomers; Competition for immigrant clients is fierce
National Post
05/29/2010
TIM SHUFELT
Pg. FP10
When Jagdeep Walia arrived in Canada last month, waiting for him was a chequing account and credit card at Bank of Nova Scotia. And the bank offered him a safety-deposit box for one year, free of charge.
The paperwork had already been completed before he left India, where he attended a pre-immigration workshop, part of the bank’s Start-Right program for those planning a move to Canada.
The engineering professor was told the transition to Canadian life, both financial and otherwise, would probably require some patience.
“They told me what I can do to make myself a real part of Canadian society. They made me prepared for the situation, that it will take time to settle in Canada,” he said, adding that while he has yet to land a job, he is on his way to getting accustomed to the nuances of Canadian finance, thanks to Scotiabank.
“I won’t open any other bank account,” he said. “I’m satisfied.”
That’s the kind of brand loyalty banks are eager to build among a fast-growing new Canadian customer base that must make quick decisions about where to put its money. On average, immigrants choose a bank and open their first Canadian account within two days of arriving, said Rania Llewellyn, vice-president of multicultural banking at Scotiabank.
It is difficult to overstate the importance of new arrivals — each one requiring a bank account— to the retail banking sector.
“A newcomer comes without having any relationships with a bank,” Ms. Llewellyn said. “So they’re ripe for the picking, and the trust you build early on in terms of giving them that first helping hand is definitely an important building block in that relationship.”
In courting immigrant customers, competition is becoming fierce among the banks, Ms. Llewellyn said. This past week, Royal Bank of Canada sponsored the second annual Top 25 Canadian Immigrant awards. And Bank of Montreal is currently running an advertising campaign aimed at newcomers.
Given the numbers, the competition is understandable. This year alone, Canada will become home to up to 265,000 new permanent residents.
And having the highest rate of immigration of any Western nation is resulting in profound changes to the country’s population profile.
By 2031, almost half of Canadians aged 15 and older will be foreign-born, Statistics Canada says. And by the end of that period, Canada will rely on immigration for 100% of its population growth.
The need to tap into that steady supply of account holders is underlined by the fact that efforts to steal existing customers from competing banks are generally not all that fruitful. Canadians tend to stick with the same bank for years.
But the inherent lack of a Canadian credit history prevents many immigrants from accessing a full range of products.
“None of their credit history travels with them from their home country,” said Michelle Duke, head of client strategy at RBC. “Starting all over again is daunting for some newcomers.”
However, banks are beginning to look beyond the credit score and find ways to offer loans to immigrants.
Last month, Scotiabank launched an auto loan program for new immigrants at car dealerships across the country.
“You have to be a newcomer to Canada and have no credit history to actually qualify for this,” Ms. Llewellyn said, adding that many immigrants owned cars in their home countries. “They are likely to walk into a dealership before they even walk into a bank.”
At TD Canada Trust branches, discretion is given to individual managers to evaluate credit risk, said Phil Bowman, senior vice-president of customer strategy and marketing planning. “If someone comes without a credit history, there are ways [the bank] can still serve you,” he said.
HSBC will actually consider a customer’s banking history in other countries, a reflection of the bank’s core mission to cater to immigrants and international clients.
“We don’t look at them as just starting from scratch,” said Euan Campbell, HSBC’s head of marketing for Canada. “If you’ve got a credit score in India, you have the ability to bring that across,” Mr. Campbell said. Failing that, HSBC will look at records from foreign banks.
For its part, CIBC offers a simplified mortgage process and will consider investible assets and offshore income.
The Big Five banks have also been putting much effort into expanding their language capabilities on ABMs and within branches.
“They want to feel as comfortable as possible,” said Mr. Bowman, citing TD’s emphasis on staffing its branches with members of ethnic communities and establishing branches in key ethnic areas.
Beyond what is becoming a standard package for new arrivals in Canada, including free banking for one year, banks are tailoring products specifically to the immigrant experience.
“We’re also mindful of the need to send money back to their home country on a regular basis,” Ms. Duke said, noting RBC’s international remittances.
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6. VIDEO CLIP: CNBC — Closing Bell
CNBC
05/31/2010 10:45:15
To play clip in a separate window, click here.
Program: Closing Bell
Station: CNBC
Date: 5/27/2010
Insight on Toronto-Dominion Bank’s latest earnings, with Ed Clark, TD Bank Financial Group CEO.
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7. What does giant TD Bank’s entry to Wilmington mean for competition?
Star-News (Wilmington, NC)
05/31/2010
WAYNE FAULKNER
TD Bank calls itself “America’s most convenient bank,” and it promises to arrive in Wilmington with a competitive attitude.
The $51 billion bank is getting the four area branches of Carolina First Bank in TD’s pending takeover of the troubled Southern Financial Corp. of Greenville, S.C.
The bigger banking picture is that TD picked up 176 bank offices, including 27 in North Carolina, furthering its strategy of expansion along the whole Eastern Seaboard. Its entrance into the Carolinas and expansion in Florida gives it 1,300 branches in the United States.
The big picture, however, also affects Wilmington consumers and the area’s existing banks. TD’s goal is to become at least No. 3 in deposits and number of branches in all its markets, said Fred Graziano, head of retail banking and executive vice president of TD Bank Financial Group, TD’s parent.
But banks already in this market didn’t have much to say about TD’s entry. Some banks did not respond the question, while others said that they lacked knowledge of the bank or that is was “too early to tell” about TD’s goals.
First Citizens Bank, currently No. 3 here, is “in a great position in your market,” said Barbara Thompson, the Raleigh-based bank’s manager of corporate communications.
First Citizens has 14 offices in New Hanover, Pender and Brunswick counties, she said.
RBC Bank Chairman and CEO Jim Westlake said, “I really have no view on them,” but then went on to say: “If I were to list key competitors, TD would not come up in most markets.” TD, he added, is RBC’s major competitor in Canada.
Raleigh-based RBC is the U.S. unit of Royal Bank of Canada, that nation’s largest bank. TD, with twin headquarters in Portland, Maine, and Cherry Hill, N.J., is a unit of TD Bank Financial Group, Canada’s second largest bank.
One TD policy that might spark competition here is its banking hours.
In most markets they are 7:30 a.m. to 8 p.m., weekdays; 7:30 a.m. to 6 p.m. Saturdays; and 11 a.m. to 4 p.m. on Sundays, Graziano said, adding that the bank is closed only four days a year.
Early in May, Wachovia Bank joined the list here of institutions with Saturday hours. First Federal of Charleston also has Sunday hours in its offices in Lowes Food stores.
Wachovia, No. 2 in market share in Wilmington, and First Federal, No. 7, didn’t wish to comment about TD.
BB&T, first here in market share and deposits, did not return phone calls.
TD promises not only to be competitive in retail banking but in commercial, small-business and residential mortgages as well.
TD is the No. 1 SBA lender in the East and No. 5 in the nation, Graziano said. Small Business Administration loans are a key source of capital for new and small businesses.
“The rest of the industry has cut back on (commercial) lending” because of financial conditions, Graziano said. “During the recession, TD has grown its commercial loan book,” he said, explaining that the bank is “good at credit risk.”
“We have had a substantial increase in residential mortgage business, and hold the loans on our books,” Graziano said. “We are friendly to lending, have an appetite for lending, but it doesn’t mean we are taking excessive risk.”
After the Southern Financial deal closes, Graziano said, TD will take a breather to absorb its new acquisitions.
But, with only four branches here at first, TD would seem to have a steep climb to capture enough deposits to be No. 3.
TD’s strategy, Graziano said, is not just to expand its footprint through acquisition.
“In Florida, we built 34 stores.”
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8. Saving money is always in vogue
National Post
05/29/2010
PATRICIA LOVETT-REID
Pg. FP11
In this new bi-weekly column, Patricia Lovett-Reid, author and senior vice-president of TD Waterhouse, takes a look at the wealth issues on women’s minds.
—
Every spring, the change in the weather inspires many of us to shop for a new wardrobe. Whether that means adding the season’s col-ours to your existing clothes or buying those must-have accessories, it is the time to step out in style. But given the recent statistics on consumer debt, I am not certain that everyone can really afford to splurge.
Canadians owe $1.3-trillion in mortgages and consumer credit. According to a Statistics Canada study from the end of 2009, Canadian households had $146.20 in debt for every $100 of disposable income. This compares to $90 in debt for every $100 of disposable income at the beginning of the 1990s. In turn, our personal savings rate has fallen from a peak of 20% in 1982 to 10% in the 1990s and further to 4.6% by the end of 2009.
I know it is tough to beat the instant gratification that comes from a new pair of strappy sandals, but it is essential to strike the right balance between spending and saving. While fashion styles may come and go, making money is always in vogue.
The next time you are out shopping, take a moment to consider your spending habits. If you pass a shoe store with a big sale sign in the window, do you drop in and treat yourself to one pair or buy everything available in your size? It’s a good deal, right?
I don’t suggest that you save until it hurts, but I also don’t recommend that you spend as if there’s no tomorrow. Consider adding discipline to your spending and saving. If you do, it will be possible to live well and retire well.
Only 31% of eligible tax filers contribute to their registered retirement savings plan (RRSP) and use about 6% of the total contribution room available. Being able to find the right balance between enjoying disposable income today and building an investment portfolio for retirement is key.
It’s never too early to start investing — the earlier, the better, as additional time can allow an investment to grow and benefit from the power of compound interest. We all know this in theory, but the difference between an early and later start should make people sit up and notice.
For example, starting at age 25 and contributing $100 a month to an RRSP to age 65, which earns an average annual return of 6.8%, compounded monthly, will give you a tidy nest egg of approximately $234,500. Everything else being equal, if you were to wait and start saving at age 35, you would have accumulated roughly $112,700 by age 65 —less than half.
The foundation of your saving strategy needs to be your investment plan. There are many correlations between building a great wardrobe and building a solid investment portfolio.
Although we all want the “on trend” look each year, the foundation of your wardrobe should be those classic, timeless items that never go out of style. The same strategy works for your portfolio: The bulk of your holdings should be the equivalent of your “little black dress” — high-quality, reliable and always in style.
Consider building a well-balanced, globally diversified portfolio of investment grade bonds and blue-chip dividend-paying stocks of companies that are leaders in their industry, have strong balance sheets and great management teams.
Although it may be tough at first, paying yourself first means that instead of simply living for the moment, you’ll build the foundation for a wealthier life in the long-term.
We need to stop trying to keep up with the Joneses — they’re broke! — and start creating wealth by spending less then we earn. That discipline will always be in style.
- Patricia Lovett-Reid , senior-vice president, TD Waterhouse , is one of Canada’s leading authorities on personal finance. For her outstanding contribution to the profession of financial planning in Canada, The Financial Planners Standards Council (FPSC) recognized Ms. Lovett-Reid with the 2009 Donald J. Johnston Award.
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9. Making your assets pay
The Province (Vancouver)
05/31/2010
KIM COVERT
You’ve listened to all the experts and opened up a tax-free savings account. Good for you. But that’s not where it ends.
“No one ever says now that I’ve opened it, what do I do with it?” says Patricia Lovett-Reid, senior vice-president at TD Waterhouse. “And there are a lot of people that do the exactly the same thing with an RRSP.
“They’ll get their tax refund, they’ll put the money in and then they’ll say well, I am saving for my retirement, I put it into the RRSP like you told me to” and don’t consider that there are further steps they should be taking.
In case you’re wondering, Lovett-Reid says the first thing you should do is figure out what you’re saving the money for, whether you’ve put it in an RRSP, a TFSA or some other vehicle.
Next, figure out the best spot for your assets, letting taxes drive your investment decisions.
She says if all you’re going to do with your TFSA is leave funds liquid, you might as well put that money in a traditional savings account. A TFSA should be used for investment vehicles that generate income that would otherwise be taxable.
“In my tax-free savings account I have a dividend-growth fund and my husband has a dividend-income fund,” says Lovett-Reid, who sees her TFSA as a place for retirement savings.
“So I’m looking for long-term capital gains appreciation in the stock as well as dividends and I’m not going to have to pay tax on the gains that I make in that plan.”
While an RRSP gives an upfront tax break, which is helpful if you think you’ll be earning less in retirement than when you socked it away, you will have to pay taxes on all the income from that investment when you take it out of the fund. A TFSA, on the other hand, gives no upfront tax break but any money earned inside it is tax-free.
“It’s non-taxable income so it won’t affect your government benefits, such as guaranteed-income supplement, old-age security or the age credit. For some lower-income Canadians who may struggle and save to put a little money into an RRSP, I’ll say forget about that, put it into your tax-free savings account.
“Because the last thing you want at retirement is to have your government benefits compromised and then you’re struggling now to save for RRSPs? No, that doesn’t make sense.”
A self-directed TFSA is good because individual investors can decide, based on their investment goals, exactly what to do with the money in the account. While contributions to a TFSA may be limited to $5,000 a year, compounding can make that money grow quickly, Lovett-Reid advises.
When you’re deciding the direction your TFSA will go, she says to keep asset allocation in mind
“It makes sense in many cases to position the fixed income of an investment portfolio inside an RRSP and maybe the equities portion in a non-registered tax-free savings account,” she says.
“If you have foreign equities that generate a healthy dividend, you might want to put the foreign equities in a tax-free savings account so that the foreign-dividend income, which is otherwise fully taxed, accumulates tax free in a tax-free savings account.”
The time horizon of your investment is also important — if you think you might need the money in six months, keeping it liquid in a savings account or TFSA is a good idea.
If you will need it in the next five years, for a down payment on a home, for example, “I might consider mixing guaranteed investment certificates and investment grade bonds or fixed-income mutual funds,” says Lovett-Reid, who has advised her adult children to “open [a TFSA] up, put them into dividend mutual funds, leave it alone and you’ll be fine.”
Talk to a financial planner if you need some help figuring out what to do, but doing your own homework will help you feel like you have a measure of control over your own future, she says.
“I think you start to take back your control by understanding what you have, where it’s invested, and how can you make the most of your money.”
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10. Bankers hurt as deals dry up; ‘Disorderly Market’
National Post
05/31/2010
JONATHAN RATNER
Pg. FP1
Investors aren’t the only ones on a roller-coaster ride through volatile markets these days. With the delay of a number of initial public offerings, sharp declines for shares of newly public companies and a lack of liquidity in the credit market, investment bankers looking to raise money for companies have also been whipsawed by the turmoil.
“It’s a disorderly market with forced sellers and no liquidity,” said Christine Horoyski, head of fixed income at Aurion Capital Management. “It’s been incredible how quickly this has hit.”
While this is being felt most in the high-yield bond market, Ms. Horoyski thinks the majority of retail investors who were buying investment grade corporate bonds last year have also turned into sellers.
Despite the success of Tim Hortons Inc.’s first Canadian bond issue on Thursday, an oversubscribed private placement of seven-year notes yielding 4.20%, the deal was relatively small at just $200-million.
It also came as Viterra Inc. was forced to delay the sale of as much as $500-million in bonds “pending stabilization in global credit markets” due to unattractive yields. This, despite a well-received investor roadshow and a recent upgrade of the company’s debt to investment grade by Standard & Poor’s Inc.
Ms. Horoyski also noted that spreads on Canada mortgage bonds and provincial bonds widened after recent deals came to the market. “Bid-ask spreads have widened significantly — another indicator of lower risk tolerance,” she said. “People are very nervous.”
Yields on U.S. junk bonds continue to rise sharply on concerns that efforts by European leaders to curb deficits will hamper the economic recovery— putting them on pace for their first loss in 15 months.
Bank of America Merrill Lynch’s global high-yield index showed that the percentage of corporate bonds yielding 10% or more jumped to 17% last week. Financing concerns stemming from the European debt crisis pushed the “distress ratio” up from 9.2% in April — the biggest increase since November 2008.
“The risk contagion trade is global,” Ms. Horoyski said.
“The back-up in credit spreads in high-yield really led the risk aversion trade throughout the credit markets,” she said.
As prices for junk bonds continue to fall and investors pull their money out of fixed income funds, Bloomberg data shows that at least 22 companies have postponed or withdrawn about US$5-billion worth of debt sales in the past two weeks. Junk bond sales have also plunged in May to their lowest level since March 2009.
However, once the equity market stops selling off, Ms. Horoyski expects credit spreads to narrow. “If we stop seeing redemptions in high-yield funds and we see people buying them now that yields have backed up, the forced selling should stop,” she said. “You have to look to the credit markets because they are probably an early indicator of stress and probably a good indicator of when risk is coming back. We feel risk is coming back to the marketplace in credits.”
While Athabasca Oil Sands Corp.’s $1.35-billion IPO was North America’s largest such deal so far in 2010 and Canada’s biggest since 1999, the Calgary-based oil-sands developer saw its shares fall to about $10 from $18 in early April.
Technology firms Lulu Ltd. and NetMotion Wireless Inc. pulled their equity offerings, ScotiaMocatta withdrew its physical copper fund IPO, and Porter Aviation Holdings Inc. had to delay and cut the price of its $120-million IPO late last week.
Meanwhile, newly issued shares of Colombian oil developer C&C Energia Ltd. and Homburg Real Estate Investment Trust fell sharply when they first came to market last week, before quickly recovering.
“The fact that we’re seeing a slew of IPOs coming to market is a positive sign,” said Roman Dubczak, head of Canadian equity capital markets at CIBC World Markets
“When you’ve got market volatility like we’ve had in the last month or two, investors tend to become a little more discriminating.”
While the income trust era saw IPOs move to the forefront, he noted that the majority of deals have been secondary offerings in the past three or four years. Since companies making secondary offerings already have a public track record, it’s easier for the market to make a relative value assessment.
“Last year was remarkable from an equity-issuance perspective because of all the deleveraging of corporate balance sheets,” Mr. Dubczak said, referring to the shoring up of balance sheets in the face of a high degree of uncertainty.
As a result, there is less of a supply of new issuance this year. This was reflected in the most recent quarterly results from Canada’s biggest banks, which cited a lull in underwriting revenue.
Yet Mr. Dubczak said this must be put into context: Canada saw about $19-billion worth of new issuance in the fourth quarter of 2009 – the biggest three-month period in several years. At $11.2-billion, the second quarter of 2010 may have been one of the slowest in recent history, but he noted that things started to pick up for the banks in May, so their fiscal third quarter should turn out to be much stronger. At the same time, Mr. Dubczak pointed out that there remains a very deep pool of investable cash to potentially absorb new equity issues.
“It’s a pretty healthy market,” he said. “You get doses of volatility, which we’ve been experiencing, that kind of gets in the way. But I’m not telling anyone to hold back, you just have to watch the market for periods of time.”
Mr. Dubczak said he has seen no slowdown in equity issuance and highlighted several large financings in recent weeks. Crescent Point Energy Corp. raised $375-million in a bought deal; Just Energy Income Fund closed a $330-million convertible debenture offering; Sun Life Financial Inc. completed a $280-million preferred share sale; and Central Fund of Canada Ltd. increased its equity offering to US$376-million.
“These are big deals, It’s been quite choppy of late so deals may be pushed back a day or two just given extreme volatility, but they still do come to market and they still clear,” Mr. Dubczak said. “Deals still get done, but obviously it’s tougher execution.”
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11. Mexico sides with Canada to oppose global bank tax
The Globe and Mail
05/31/2010
BRIAN MILNER
Pg. B1
As Canada takes its vociferous opposition to a global bank tax back to the world stage next week, it can count on NAFTA partner Mexico as a staunch ally.
Calling such a levy a moral hazard and a “punishment” for those countries with healthy financial systems, Mexican President Felipe Calderon said his country wants no part of such a measure, designed to create a global fund to pay for future bank bailouts.
“If the global economy builds a fund in order to bail out banks, you can be sure that there will be bailouts in the future,” President Calderon said in an exclusive interview with The Globe and Mail’s editorial board on Friday. His message puts him firmly in the camp occupied by Prime Minister Stephen Harper; both argue banks would be more likely to engage in reckless behaviour again, knowing government would be there to rescue them.
The battle lines are now becoming clearer as a growing number of emerging countries in the G20, including Mexico and Russia, line up on Canada’s side against the fund’s main proponents in the European Union. Most emerging countries managed to avoid the destructive banking practices that wreaked havoc on balance sheets in the U.S. and much of Europe and triggered massive government bailouts, takeovers and forced mergers to prevent insolvent institutions from collapsing.
Supporters of a new global levy say it is in all countries’ interests to have an insurance policy in place to safeguard the stability of the world financial system and prevent another credit freeze of the type that triggered a worldwide economic slump in late 2008.
The U.S. government has been broadly supportive of a universal tax, arguing it is the only way to keep banks from avoiding such payments by shifting operations to jurisdictions with no such levy. But Washington has recently grown more lukewarm to the idea over pressure in Europe to expand the reforms to include curbs on hedge funds.
Emerging countries could play a key role within the Group of 20 in forging a compromise on a financial reform package, and they are being courted by both sides in the debate in advance of a meeting of finance ministers in South Korea next week. But most “regard it as an advanced economy issue and of no concern to them,” because their financial institutions tend to be more local than international players, said Eswar Prasad, a professor of trade policy at Cornell University and a former official with the International Monetary Fund, a strong advocate of the global tax.
“We think that what is required is better regulation, instead of more taxes to burden the banking system,” Mr. Calderon argued.
Like Canada’s globally admired financial institutions, Mexican banks weathered the credit crisis fairly well, thanks to their strong capital positions and good regulation, he said. “The Mexican and Canadian experience is more or less the same. In this particular crisis, the banking system was an asset. It was part of the solution, not part of the problem. ... Not one single cent of taxpayers went to any Mexican bank.”
Why, he asked, should Mexico and others that enforced effective rules and maintained healthy banking systems pay for others’ mistakes.
A Canadian counterproposal would require banks to sell debt that would convert to equity at times of extreme stress. But Mr. Calderon said tougher regulation, properly enforced, is the best answer.
The President acknowledged that Mexico has had its own banking disasters in the past, most notably during the so-called Tequila Crisis of late 1994 and 1995, when its currency crashed and the U.S. Treasury and international agencies came to its rescue. At the time, the Mexican government imposed a bank tax of its own.
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12. Spain’s troubled savings banks could spur new European crisis
The Globe and Mail
05/29/2010
ERIC REGULY
Pg. B1
It took a priest in southern Spain to remind the world that the European banking industry might be on the verge of another disaster.
The Rev. Santiago Gomez Sierra, the chairman of CajaSur, a regional savings bank in Cordoba, began his last board meeting last week with a prayer. Several directors performed the sign of the cross. No miracle happened. Within hours CajaSur, controlled by the Roman Catholic Church, was seized by the Bank of Spain.
When the markets reopened on Monday, something close to investor panic set it. Bond and equity markets sank. Bank shares plunged, and the euro took another beating. By the end of the week, the markets had stabilized, but the message was clear: All was not well in the Spanish banking industry and the pain in Spain, the euro zone’s fourth largest economy, could delay, even wreck, Europe’s recovery.
While CajaSur itself is small, representing just 0.6 per cent of Spain’s banking assets, it is part of the wider system of 45 savings banks that together control half of the country’s banking assets.
The country’s cajas, as the banks are known – matter to Spain, the euro zone (the 16 European Union countries that share the euro) and the wider international markets because credit growth is closely linked to economic growth. Without the credit provided by the ailing cajas, Spain’s recession-stricken economy might not improve, or may improve only slowly. If that happens, the quality of Spanish assets could deteriorate even more.
Fitch Ratings on Friday cut Spain’s credit ratings to double-A-plus from triple-A, saying its economic recovery would be more muted than the government forecast due to strict austerity measures passed this week. The downgrade follows a cut last month by another agency, Standard & Poor’s.
The moves heap more pressure on the government, battling to reassure markets that its fiscal, political and social woes will not end up in a Greek-style debt crisis.
Spain’s problems are a result of the country’s busted real estate and construction market, a reversal of fortune that now weighs heavily on the cajas, which lent freely in the sector during the boom years.
The banks are finally being restructured, a full two years after it was apparent to any investor or economist paying attention that Spain’s property market, once Europe’s hottest, was ruined. Two cajas, including CajaSur, have been seized by the Bank of Spain. A third of the 45 cajas are merging. A few will probably get bought by the big banks. A government fund called Frob, worth up to (EURO)99-billion ($128-billion), will help them fund the merger costs and reinforce their equity.
The delayed response could cost Spain, and the rest of Europe.
“If the current restructuring process is slow, or the problems within the financial institutions are not addressed, we run the risk of having a sizable chunk of the Spanish banking system acting as a zombie for the next three to five years,” said Jose Manuel Amor Alameda, a partner in Madrid with AFI, a financial and economics consulting firm. “This would have enormous repercussions for the macro picture in Spain and in the euro zone.”
Mohamed El-Eiran, chief executive officer of Pimco, one of the world’s biggest bond funds, has a similar view. “A small bank in a small country has indicated to the rest of the world that the whole European banking system is under pressure,” he told the Financial Times.
Spain’s go-go years, which ended even before the Lehman Bros. collapse in September, 2008, were funded in the capital markets by the sale of almost (EURO)1-trillion of securities, some of them mortgage-backed bonds issued by the banks. Forty per cent or more of these securities are owned by European banks, pension funds and other institutional investors. “That is why Spain is so important to the euro zone,” Mr. Amor said. “Even though there is no political or fiscal union, the links between the financial systems and economies are so deep.”
By European banking standards, the cajas are odd little beasts. Their roots go back to 16th-century Italy, where Franciscan monks set up Mounts of Piety – not-for-profit pawnshops – where advances were made against collateral such as jewellery. They were replicated throughout Europe and eventually evolved into savings banks, where the focus was on giving inexpensive loans to the masses and helping community development. In Britain in later years, they would become known as building societies; in France they were the caisses d’epargne; and cajas de ahorro in Spain.
The modern cajas are supervised and run like commercial banks but have no private owners and do not issue public shares. Instead, they are mutually owned by stakeholders such as regional and city governments (CajaSur was the only Church-controlled caja) and distribute some of their profits to charities and community projects.
According to a report by three Spanish economists – Antonio Cabrales, Juan Dolado and Jose Garcia-Montalvo – the cajas were instrumental in stoking the property bonanza that ultimately got them into trouble. Traditionally, home ownership was not part of the family asset mix in Spain. The cajas helped to change that by using ultracheap mortgages to compete with the big banks, such as Santander and BBVA, and extend their reach into communities. At times they offered house loans at a mere half a percentage point above Libor – the London interbank offered rate. The theory, said the economists, was to get customers for life: “The nearly zero gains made on mortgages could be compensated via commission on other financial products.”
The construction boom bankrolled by the cajas made Spain Europe’s job creation engine in the first six or seven years of the last decade. Research by Morgan Stanley said Spain added 2.8 million houses over five years. Then came the bust, leaving 1.5 million unsold. In the suburbs of the big cities, fully built housing estates remain abandoned. Spain’s official unemployment rate, at 20 per cent and rising, up from 11 per cent in late 2008, is a direct result of the housing collapse.
The cajas are feeling the pain. As a whole, they are thought to be solvent, but there is no doubt the dud housing collateral is hurting them. The Bank of Spain says banks overall held doubtful assets worth (EURO)97.5-billion or 5.3 per cent of total credit. The figure doesn’t seem outrageous, but may mask the true extent of the problems at the cajas, which are heavily exposed to real estate. Total loans by all banks to real estate companies is (EURO)454-billion, or almost half of Spain’s gross domestic product. Of those loans, the non-performing loan ratio is about 10 per cent.
Opinions vary about Spain’s ability to skirt a banking crisis, one that could cripple the Spanish economy. Some say the cajas will muddle through. Others think the cajas’ problems will deepen as real estate values keep sinking, potentially resulting in their inability to fund themselves. That scenario could trigger Europe’s second banking crisis on a continent already reeling from the Greek debt horror.
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13. Negotiating risk; Five strategies to help investors cope with chronic market volatility
National Post
05/29/2010
JONATHAN CHEVREAU
Pg. FP9
After two stock market crashes in a decade, and ongoing anxiety about sovereign debt in Europe, volatility has become a chronic companion for serious investors. Those who can’t stand the heat can always do what chartered accountant David Trahair suggests in his book, Enough Bull, and make a permanent retreat to GICs. These let you sleep at night, but after taxes and inflation, you’ll be hard pressed to eat well in old age. Here, in increasing complexity, are five other ways to cope with chronic market volatility:
1. INDEX-LINKED GICS , SEG FUNDS & VARIABLE ANNUITIES
One step up from regular GICs are index-linked GICs. These provide some stock market upside while preserving at least initial capital. But the upside is capped and dividends and capital gains are taxed like interest, making them suitable only for registered plans. If markets do fall, you won’t even get the tiny amount of interest ordinary GICs pay.
Insurance company segregated or “seg funds” are like mutual funds but guarantee all or 75% of your initial capital (depending on the contract) after 10 years (or if you die). But 10 years is a long time to wait to get back to even. Hefty fees are higher than for comparable mutual funds because of the insurance wrapper.
Variable annuities have migrated to Canada from the United States. Manulife Financial Corp. enjoyed first-mover advantage with Income Plus, with $10-billion invested. That and rival products are hybrids of variable annuities and seg funds, sporting the unwieldy moniker of guaranteed minimum withdrawal benefits, or GMWB.
As with seg funds, management fees are likely north of 3%. You can slash those costs by doing it yourself, using a combination of the last three strategies outlined below. This requires sophistication and access to excellent investment and tax advice. Those unable to go that route could do worse than putting some money in products like the above.
2. HEDGE FUNDS & ALTERNATIVE INVESTMENTS
Wealthy investors can explore hedge funds and alternatives to traditional stocks and bonds, summarized in a series of articles in this paper, and online at financialpost.com,by David Kaufman, president of Westcourt Capital Corp. A true classic hedge fund hedges downside risk through short-selling, while enhancing the upside through leverage and other techniques unavailable to prospectus mutual funds.
But hedge funds also charge hefty fees—2% plus a 20% performance fee is common–and odds are the best funds won’t even accept you as a customer. Also, many hedge funds don’t live up to their name and are in reality long-only equity funds on steroids. They take outsized concentrated risks that may pay off in bull markets but could get hammered more than ordinary equity funds in protracted bear markets.
Smaller investors who can’t get access to elite single-manager hedge funds can do so indirectly through funds of funds. These provide access to multiple managers but dilute the impact of the best ones, with fees layered on top of fees for the privilege. The resulting performance may be slightly more than what you could get with a portfolio of bonds but less than what a traditional stock portfolio might deliver.
Mr. Kaufman also likes real estate investment trusts, or REITs (not necessarily public ones), mortgage investment corporations and asset-backed lending. You’ll have to qualify as an accredited investor for most of these. The trick is finding qualified investment advisors who can sell them.
3. ASSET CLASS INVESTING WITH ETFS
Investors at full-service or discount brokerages can position portfolios to withstand volatility by using a strategy called asset-class investing. This is a low-cost approach to strategic asset allocation, based on index funds or exchange-traded funds (ETFs). Entire books exist on this topic, such as Keith Matthews’ The Empowered Investor.
Rather than focus on individual securities, you deploy funds in various asset classes–primarily equities and bonds, but also cash, real estate, gold and precious metals and commodities. Equities are spread geographically, and sliced and diced to include value and growth, and small-cap to large-cap stocks. If your advisor matches this portfolio to your risk tolerance and investment goals, you can sit tight when the inevitable next downturn hits. You rebalance yearly, allocating new money opportunistically (buying on the dips).
This is the antithesis of market timing but those so inclined may take advantage of seasonal trends. An example is a gambit espoused by Don Vialoux about alternating between consumer staples and consumer discretionary ETFs. From April 23 to Oct. 27, he suggests buying the Consumer Staples SPDR (XLP/NYSE), However, it overweights the largest stocks, so Proctor & Gamble is 16% of the fund and Wal-Mart another 10%. An alternative is PowerShares Dynamic Consumer Staples Sector Portfolio (PSL/NYSE), which takes an equal-weight approach, with only 1% or 2% for each holding.
In good times, multiple uncorrelated asset classes provide protection but in a crushing bear market like 2008, almost everything falls. In that case, protection comes mostly from the amount held in cash and fixed income.
Most ETF firms now have a good selection of fixed-income ETFs providing exposure to corporate and government issues, inflation-linked bonds and global fixed income. Despite worries about rising interest rates, it’s best to heed a recent paper by Vanguard arguing for maintaining broadly diversified portfolios of bond ETFs, with a full range of maturities.
4. REVERSE & LEVERAGED INDEX FUNDS
Committed bears can act out their pessimism by buying reverse index funds (Rydex) or reverse ETFs (Horizons BetaPro, Direxion, ProShares) that go up when stocks go down. You can short various sectors with double or triple leverage. But first check out FAIR Canada’s cautionary report from May 2009, entitled Heads You Lose, Tails You Lose. It found four of nine pairs of leveraged ETFs lost money when held for a year, whether bull or bear, even when the investor correctly guessed the market’s direction. While sophisticated day traders can make money with them moving quickly in and out over a day or two, they’re not really defensive “buy-and-hold” investments for the long run. Morningstar Inc. has issued similar cautions, going so far as to say “leveraged ETFs kill portfolios.”
5. USING OP TION TO HEDGE PORTFOLIOS
The problem with asset class investing is nicely summarized by B.C.-based advisor Fred Kirby, president of Dimensional Investment Planning Inc.: “Diversification works when you don’t want it to and doesn’t when you do.” As noted above, even properly diversified portfolios got hurt in 2008.
Sophisticated investors can use index options to manage portfolio risk. Your first stop is the Chicago Board Options Exchange ( cboe.com).If you’re with a full-service brokerage, you’ll need an advisor licensed to use options. If you’re a do-it-yourselfer, you’ll want your discount brokerage to accept you as a sophisticated investor qualified to use options, shorting and complex spread or straddle strategies. In Mr. Kirby’s experience, iTrade and TD Waterhouse Canada fully facilitate this but not all the other bank online brokerages provide the full range of choices to fully exploit their value as a hedging tool.
Unfortunately, some conservative discounters prohibit certain hedging techniques such as a protective collar, which involves the simultaneous purchase of a put against the sale of a call. Some (like RBC Direct) will reject such trades because they’re considered too risky. Ironically, such strategies are meant to do the opposite: to mitigate crushing losses if we get a repeat of the 2008 market action.
Jason Storsley, president and chief executive of RBC Direct Investing, says the firm does not permit naked calls but it’s reviewing its options strategy. “It’s something that appeals to a small” number of clients.
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14. Different strategies for playing the Big Five
The Globe and Mail
05/31/2010
GORDON EDALL
Pg. B9
What are we looking for?
Beaten up bank stocks. Why? A sneaking suspicion that they may just be some of the best deals out there.
Number Cruncher has heard it said many times that you just can’t go wrong buying Canadian bank stocks. And what’s not to like?
It’s a cozy oligopoly that turns a pretty penny and it has a good record of returning some of that wealth to shareholders. And, after the recent carnage inflicted on the rest of the world’s banks, even the regulatory straightjacket our banks have to wear looks like it’s a pretty nice fit.
You could of course just buy the Big Five outright — settle on a simple equal weight portfolio, rebalanced annually, and be done with it. In fact, history shows that if you were to do just that you would be laughing, well, basically all the way to the bank. The total annualized return for such a portfolio over the last 10-years would have almost tripled the total return for the S&P/TSX composite index.
But, can you do better?
How the screen works
To find out if there’s a better strategy for playing the Big Five, Number Cruncher reached out to Jamie Hynes, senior account manager with CPMS, an equity research and portfolio analysis firm owned by Morningstar Canada.
He’d previously run the numbers on the banks for us and discovered that, coming out of the credit crunch, the best strategy had been to buy the worst performing stock each quarter, based on its trailing 12-month share price change, sell it at quarter’s end and pick up the new laggard. In fact, across the board in that study, he found that the stocks that had been under the most pressure were the ones most likely to outperform over the next three months.
In order to figure that out, Mr. Hynes looked at a few different criteria and ranked the returns for quarterly trading strategies based on each criterion.
We’ve asked him to run those numbers again so that we can see if the beaten up bank strategy still works.
What did we find?
The case isn’t quite as compelling as it was last time around, but buying the quarter’s laggards still looks like a solid strategy if not the best one.
To the end of April, the top strategy over the last 12-months was actually to pay for earnings growth. Each quarter, deciding to own the bank showing the most growth in terms of trailing 12-month earnings per share, would have earned you a 69.7 per cent return, easily outstripping the banks as a group and the S&P/TSX composite.
While digging in to why this was the case, Mr. Hynes discovered that the top bank when it came to earnings growth each quarter was also the top ranked bank when it came to lowest price-to-book value, highest dividend yield or worst twelve-month price change. “Although earnings growth was the top factor, the next three — low price-to-book, worst price change and high yield — all support the ‘cheap’ bank strategy,” Mr. Hynes said.
Among the metrics explicitly tracking the back of the pack, the most profitable one to keep an eye on this time around was a weak share price. Picking up the biggest bank loser, in terms of share price appreciation, over the last year would have netted you a better than 65 per cent return and a solid 8.5 percentage point edge on owning the banks as a group.
What didn’t work? Paying for past performance. Picking up the hottest stock for the last year at the end of each quarter was the only way you could have done worse than the S&P/TSX composite with any of these strategies.
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15. We can’t afford to live in health-care denial
The Globe and Mail
05/29/2010
JEFFREY SIMPSON
Pg. A21
Sudden crises, such as hurricanes or the Greek debt crisis, produce fast reactions. Slowly worsening problems, however, are often left to fester until they become a crisis, by which time remedial action is painful and sometimes too late.
For some years now, we’ve had a slowly worsening problem of financing health care. Many people, including university health-care “experts” who dominated a lot of public debate about the issue, denied the existence of a problem. The Romanow Commission of 2002 ignored the challenge entirely. Politicians knew a problem was emerging, but were scared to talk about it, fearing public reaction. A few lonely voices tried to alert readers or listeners to the looming problem, but they were derided. The public was blissfully ignorant that health-care budgets were growing at an unsustainable pace.
Unsustainable, that is, provided we didn’t want governments to pay for health care’s higher costs with more borrowing. We could easily pay these higher bills with more taxes, but they would be politically explosive, as premiers who imposed health-care premiums discovered. Or, we could pay by curtailing other programs, which is what’s been happening by stealth to every provincial budget in Canada. Warning signs that this was occurring have been around for a long time, but they were ignored.
For example, 10 years ago, in 2000, the Conference Board of Canada did a report about health care in British Columbia. It said “expenditures on other programs, which include social services, education, police and economic development will need to be reduced” if the rhythm of health-care spending continued.
The board warned that the health budget, then about $8-billion in 2000, would hit $16-billion by 2020. The Conference Board got it wrong. B.C.’s health-care budget will be $16-billion in 2012-2013, eight years early.
Almost all of B.C. Premier Gordon Campbell’s budgets have touted the need to make the province the best-educated place in Canada. A very laudable and important objective, to be sure. Except that from 2000 to 2010, the province’s higher education budget grew by 36 per cent and the health-care budget by 84 per cent.
In this year’s budget, health care is going up $447-million, the last instalment of a three-year rise of $2-billion. To pay for this, the government is diverting all kinds of revenue into the system: all the extra money from the controversial harmonized sales tax, the tobacco tax, health-care premiums and $167-million from the provincial lottery, plus of course general tax revenues and $3.6-billion in health transfers from Ottawa.
While B.C.’s health-care budget jumps by $2-billion over three years, what about other spending? Adjusted for inflation, the following departmental budgets are falling: universities, children and family development, citizens’ services, K-12 education, forests, housing and social development, public safety, justice, tourism and culture. This profile of one budget rising while all others shrink is precisely what the Conference Board told British Columbians in 2000 they could expect.
Every area of B.C. public spending, except transportation, is falling while the health-care budget soars. The same pattern is reproduced in every province of Canada, and no provincial government has had the courage to try to change it.
This week, TD Economics produced a report about health-care in Ontario, recommending 10 steps to slow down the rate of increase. Quite aptly, the report observed, “it is quite likely that Ontarians have not come to grips with the potential risk to their future quality of life from the health-care Pac-Man.” For “Ontarians” substitute “British Columbians” and people in every province.
The Ontario government is floating a complete myth, presumably to comfort people and sugarcoat the raw numbers of what really lies ahead for the province. It promises to reduce health-care spending to 3 per cent increases within three years. This has never been done and, as TD Economics showed, cannot be done, given population growth, aging and the increasing use of the system.
Instead, health-care spending is likely to stay on the track of 6- to 7-per-cent yearly increases, compared to 4-per-cent increases in government revenues. Under that very hopeful scenario (Ontario will be lucky to see a 4 per cent increase in revenues), TD Economics says that in 2030, 80 per cent of the province’s budget will be devoted to health care. That prediction jibes with the one made by Ontario Finance Minister Dwight Duncan that if nothing changes, 70 per cent of the budget will go to health care by 2022.
What to do? The first and indispensable step is for politicians of every stripe to recognize publicly that the problem is becoming a crisis of public finance. If they don’t talk about the problem, citizens won’t pay attention.
The trouble is that politicians are scared of us and the powerful interest groups that will rally against change. Even the TD Economics recommendations, which don’t go far enough to solve the problem but are nonetheless useful starting points for discussion, would scare the wits out of most politicians.
We remain, alas, far from the “adult conversation” about health care that former Bank of Canada governor David Dodge correctly said Canada needs.
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16. Editorial: Wealthy, healthy and wise
The Globe and Mail
05/31/2010
Pg. A16
No one seems able to figure out why Canadian productivity is growing so slowly. Whatever the reason, says the TD Bank Financial Group, persuading more young people to go to postsecondary schools and insisting on better teaching won’t hurt. “If you don’t think higher education raises productivity, then try ignorance,” the bank says in a report this month on education.
The productivity question is linked to income growth, or rather, its lack. Since 1980, median earnings after inflation have been stuck in neutral. “The standard of living of the average Canadian has remained stagnant on an absolute basis and declined on a relative basis” — that is, compared with living standards elsewhere in the world.
Funny. In 1980, the per-student support from Canadian governments was $2,000 more than that in the United States; as of 2006, the U.S. support was $8,000 more per student than in Canada. Students made up some of the shortfall in higher tuition, paying average annual hikes of 6.8 per cent since 1980. But even as they paid more, they received less; their class sizes grew larger, and teachers at the many “research-intensive universities” (in Ontario, all 19 universities are research-intensive) often became more remote, the bank report says.
There’s a conundrum here. Health-care costs may swallow entire provincial budgets if their appetite for growth isn’t checked; but the best answer to rising health costs is an educated populace. Affluent people tend to be healthier than the disadvantaged. Squeezing education in the name of health is self-defeating.
Canada is just 11th among OECD countries in its university participation rate. The bank stresses the importance of outreach programs as early as elementary school in which disadvantaged youngsters visit universities. It points to Youth Fusion in Quebec, which creates partnerships between high schools and universities, as one model. A great success is Pathways to Education, which began in Toronto’s Regent Park and has expanded to other troubled communities, and provides intensive supports and mentorship.
It’s frightening to think that 1980 may be the high-water mark for the Canadian standard of living. The road to a higher one leads through the postsecondary schools.
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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON MAY 31, 2010
Daily News Brief
May 31, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Report: Rebound Depends On Small Business — Orlando Business Journal
America’s prospects for economic recovery largely hinge on small businesses, a segment particularly hard hit in the Great Recession, said a new report from TD Economics. [TD Economist James Marple is quoted.]
2.	Report Says: Economy Recovery Depends On Small Biz — Tech Journal South (FL)
It is difficult to overstate the importance of entrepreneurs to the success of the U.S. economy, says a new report from TD Economics. [TD Economist James Marple is quoted.]
3.	What Does Giant TD Bank’s Entry To Wilmington Mean For Competition? — Star-News (NC)
TD Bank calls itself “America’s most convenient bank,” and it promises to arrive in Wilmington with a competitive attitude. The $51 billion bank is getting the four area branches of Carolina First Bank in TD’s pending takeover of the troubled Southern Financial Corp. of Greenville, S.C. [TD Bank’s Fred Graziano is quoted.]
4.	Bank Credit Is Lagging Economy — Boston Business Journal
The Massachusetts economy is back from the precipice, but businesses are reluctant to expand their bank credit lines, a sign that plans for hiring and expansion remain idle. [TD Bank is mentioned.]
5.	Bank May Nail Down Site Of Century-Old Hardware Store — CT Post
The downtown landmark Harrison’s Hardware store will likely be razed and replaced with a bank, officials said Thursday. The TD Bank branch office would be the third bank in a short stretch of South Broad Street; two other banks are across the Green on North Broad.
6.	TD Bank Financial Group Investor Day: Focus on U.S. Personal and Commercial Banking — News Release
TD Bank Financial Group (TDBFG) will host an investor day highlighting its U.S. personal and commercial banking strategy. The event is an opportunity to hear from key members of the leadership team at TD Bank, America’s Most Convenient Bank(R) who are directly responsible for executing strategic initiatives for the U.S. Personal and Commercial Banking business.
7.	Small Business Recovery Needed To Drive Larger Recovery — Radio & Television Business Report (VA)
A new report from TD Economics says that the recession has hurt small businesses particularly hard, and says the creativity of small and medium businesses will likely be at the forefront of a recovery. It also notes that conditions for such a thing to be possible are beginning to take shape. [TD Economist James Marple is quoted.]
8.	What’s Open/Closed On Memorial Day — Glen Falls Post Star (NY)
Most banks and credit unions will be closed Monday, with some exceptions. Citizens Bank in-store banks at Price Chopper on upper Glen Street in Queensbury, and at Hannaford and Wal-Mart in Wilton will be open 11 a.m. to 3 p.m. Monday. TD Bank branches, except the Glens Falls Maple Street branch, will be open 8 a.m. to 1 p.m. Monday.

INDUSTRY NEWS
1.	Battle Over Preemption Hinges on Fine Print — American Banker
While both the House and Senate financial reform bills claim to restore the so-called Barnett standard for preemption of state law, that has not stopped federal and state regulators from continuing to battle over the issue.
2.	White House Focuses on Five Regulatory Reform Priorities — American Banker
The Obama administration continued to push its priorities Thursday on what provisions should be included in the final regulatory reform bill.
3.	Consumers Save More, Hold Spending Steady — Wall Street Journal
Consumer spending got off to a lackluster start in the second quarter as Americans focused more on the extra income they earned in April. Meanwhile, consumers’ views on the state of the economy grew increasingly optimistic in May, a separate report showed.

TD BANK NEWS
1.	Report: Rebound Depends On Small Business May 28, 2010 — Orlando Business Journal
America’s prospects for economic recovery largely hinge on small businesses, a segment particularly hard hit in the Great Recession, said a new report from TD Economics.
The report — titled “Small and Medium Sized Businesses Key to U.S. Economic Recovery” and authored by TD economist James Marple — outlines factors from the recent recession that have been particularly hard on small businesses, including acute job losses, the tight credit markets and the industrial composition of the economic correction.
Marple’s report also contends small and medium-size businesses “are at the forefront of the creative process of powering the economy out of the downturn.”
“The Great Recession was not kind to small businesses in America. Small and medium-size businesses suffered a disproportionate share of the job losses and many still have difficulty accessing credit from some lenders. Fortunately, things are beginning to look up,” Marple said.
Marple said economic growth over the longer-term is driven primarily by “individuals taking risks and making sacrifices in order to bring innovative ideas to market.”
If that happens, he estimates that by the end of 2011 the U.S. economy could employ more than 6 million more people than it does today.
The complete findings of the TD Economics report can be found by going to www.td.com/economics/us.jsp.
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2.	Report Says: Economy Recovery Depends On Small Biz By Allan Maurer May 28th, 2010 — Tech Journal South (FL)
It is difficult to overstate the importance of entrepreneurs to the success of the U.S. economy, says a new report from TD Economics.
“While economists spend a lot of time analyzing near-term trends and developments in aggregate data, economic growth over the longer-term is driven primarily by individuals taking risks and making sacrifices in order to bring innovative ideas to market,” writes TD economist James Marple in “Small and Medium Sized Businesses Key to U.S. Economic Recovery.”
Marple points out that small and medium-sized businesses, typically firms with fewer than 500 employees, make up 99.7 percent of all U.S. companies and more than half of total employment in the country.
He adds, “They are also profoundly important to generating new employment.”
We noted in an earlier post that while large tech firms such as IBM continue to shed jobs, portfolio companies at many venture firms are hiring (see: Job hunting? Venture-backed startups are hiring
The TD report says that businesses formed within the last five years have been responsible for the vast majority of net job growth in the last two decades (a statistic we found amazing).
Looking ahead, the report says, the U.S. economic recovery will depend largely on the performance of U.S. small businesses, which “suffered a disproportionate share of the job losses and many still have difficulty accessing credit form some lenders.”
Fortunately, he adds, things are beginning to look up.
We think this is another indication that government policy on national, state and local levels should pay much more attention to supporting, nurturing, and developing small businesses, entrepreneurs and startups rather than spending so much time and money on chasing large manufacturers and big companies.
North Carolina invested a lot of time, money and energy in recruiting a Dell computer manufacturing plant to the state that is shutting down operations after only a few years.
Would that money have been better spent helping develop and support startup operations that would generate jobs for a decade or more?
We see more and more evidence that making sure small businesses and startups have access to capital and support they need to succeed is far more important than shoring up large industries that are often dinosaurs that face near extinction every time some economic volcano blows its top.
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3.	What Does Giant TD Bank’s Entry To Wilmington Mean For Competition? By Wayne Faulkner May 31, 2010 — Star-News (NC)
TD Bank calls itself “America’s most convenient bank,” and it promises to arrive in Wilmington with a competitive attitude.
The $51 billion bank is getting the four area branches of Carolina First Bank in TD’s pending takeover of the troubled Southern Financial Corp. of Greenville, S.C.
The bigger banking picture is that TD picked up 176 bank offices, including 27 in North Carolina, furthering its strategy of expansion along the whole Eastern Seaboard. Its entrance into the Carolinas and expansion in Florida gives it 1,300 branches in the United States.
The big picture, however, also affects Wilmington consumers and the area’s existing banks. TD’s goal is to become at least No. 3 in deposits and number of branches in all its markets, said Fred Graziano, head of retail banking and executive vice president of TD Bank Financial Group, TD’s parent.
But banks already in this market didn’t have much to say about TD’s entry. Some banks did not respond the question, while others said that they lacked knowledge of the bank or that is was “too early to tell” about TD’s goals.
First Citizens Bank, currently No. 3 here, is “in a great position in your market,” said Barbara Thompson, the Raleigh-based bank’s manager of corporate communications.
First Citizens has 14 offices in New Hanover, Pender and Brunswick counties, she said.
RBC Bank Chairman and CEO Jim Westlake said, “I really have no view on them,” but then went on to say: “If I were to list key competitors, TD would not come up in most markets.” TD, he added, is RBC’s major competitor in Canada.
Raleigh-based RBC is the U.S. unit of Royal Bank of Canada, that nation’s largest bank. TD, with twin headquarters in Portland, Maine, and Cherry Hill, N.J., is a unit of TD Bank Financial Group, Canada’s second largest bank.
One TD policy that might spark competition here is its banking hours.
In most markets they are 7:30 a.m. to 8 p.m., weekdays; 7:30 a.m. to 6 p.m. Saturdays; and 11 a.m. to 4 p.m. on Sundays, Graziano said, adding that the bank is closed only four days a year.
Early in May, Wachovia Bank joined the list here of institutions with Saturday hours. First Federal of Charleston also has Sunday hours in its offices in Lowes Food stores.
Wachovia, No. 2 in market share in Wilmington, and First Federal, No. 7, didn’t wish to comment about TD.
BB&T, first here in market share and deposits, did not return phone calls.
TD promises not only to be competitive in retail banking but in commercial, small-business and residential mortgages as well.
TD is the No. 1 SBA lender in the East and No. 5 in the nation, Graziano said. Small Business Administration loans are a key source of capital for new and small businesses.
“The rest of the industry has cut back on (commercial) lending” because of financial conditions, Graziano said. “During the recession, TD has grown its commercial loan book,” he said, explaining that the bank is “good at credit risk.”
“We have had a substantial increase in residential mortgage business, and hold the loans on our books,” Graziano said. “We are friendly to lending, have an appetite for lending, but it doesn’t mean we are taking excessive risk.”
After the Southern Financial deal closes, Graziano said, TD will take a breather to absorb its new acquisitions.
But, with only four branches here at first, TD would seem to have a steep climb to capture enough deposits to be No. 3.
TD’s strategy, Graziano said, is not just to expand its footprint through acquisition.
“In Florida, we built 34 stores.”
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4.	Bank Credit Is Lagging Economy By Tim McLaughlin May 28, 2010 — Boston Business Journal
The Massachusetts economy is back from the precipice, but businesses are reluctant to expand their bank credit lines, a sign that plans for hiring and expansion remain idle.
Commercial and industrial lending in the first quarter was relatively flat among Massachusetts community banks. C&I loans, as they’re called in the industry, are the grease of any economy, as they fund inventory expansion, factory equipment purchases, accounts receivable and new hiring.
“There is a lack of demand,” Danvers Bancorp Inc. Chief Executive Kevin Bottomley said. His bank exited the first quarter with the largest C&I portfolio ($729 million) among Bay State community banks.
“Companies aren’t in a hurry to rehire even if business is growing,” he said.
He added that when businesses are expanding they’ll use their credit lines more or ask their banks to increase the amount they can borrow.
“That’s really not happening,” Bottomley said.
And the numbers show it.
The top 10 community bank C&I lenders in the state reported $3.2 billion of those loans at the end of the first quarter. That was only slightly better than the $3.08 billion those same banks reported in the year-earlier period.
Without the benefit of acquisitions, their C&I loan balances would have shown an overall year-over-year decline, according to a Boston Business Journal analysis of Federal Deposit Insurance Corp. data. The biggest drop among that group happened at Eastern Bank.
The C&I loan balance at the largest community bank in the state dropped 39 percent to $387 million from $638 million a year earlier, according to Eastern’s financial statements. The bank says C&I lending follows its customers’ revenue growth. An upswing in demand for working capital hasn’t materialized beyond isolated cases, several community bank executives reported.
In fact, some regional and national banks operating in Massachusetts and New England also showed sharp year-over-year declines in C&I loan balances.
Sovereign Bank’s C&I portfolio shrank to $9.6 billion at the end of March, compared with $12.2 billion a year earlier. RBS Citizens, the largest division of Citizens Financial Group, reported a C&I portfolio that totaled $11.18 billion, a 20 percent decline from a year ago.
TD Bank, which has 165 offices in Massachusetts, reported a C&I portfolio that was 8 percent smaller than last year’s $9.94 billion, according to FDIC reports.
C&I lending dropped nationwide, too, according to an FDIC analysis of 6,722 institutions. C&I loans fell 17 percent to $1.12 trillion, compared with $1.35 trillion in the first quarter of 2009.
In the near term, businesses may find themselves paying more for their working capital needs as inter-bank lending rates rise because of the Euro zone debt crisis. Their credit line rates may be pegged to the London Interbank Offered Rate (LIBOR).
The three-month LIBOR, for example, rose to 54 basis points during the last week of May. That’s more than double the 52-week low of 25 basis points.
The upswing in LIBOR could boost bank lending margins in the short term, but it doesn’t lend to a confident environment, Bottomley said.
C&I lending at Woburn-based Northern Bank & Trust Company actually rose in the quarter as the bank landed more customers.
“For the most part, we didn’t see a lot of businesses stocking up on their inventory, but restructuring existing debt,” said James Mawn, CEO of Northern Bank & Trust, which has about $606 million in assets.
Mawn said his bank has generated more loans from deals with Dunkin’ Donuts franchises.
“We’re very fond of Dunkin’ Donuts,” Mawn said.
Charles Monaghan, CEO of Mercantile Bank and Trust Company, runs one of the most aggressive C&I lending operations in the state. Nearly half of the bank’s $166.4 million in assets are tied up in C&I loans. The bank, which specializes in financing taxi cab operations, reported $82.5 million in C&I loans at the end of March, up 18 percent from the year-earlier period.
“All of us at the bank have a C&I background,” Monaghan said during a telephone interview. “You do what you know how to do, and we’ve been doing it that way for 20 years.”
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5.	Bank May Nail Down Site Of Century-Old Hardware Store By Frank Juliano May 30, 2010 — CT Post
MILFORD — The downtown landmark Harrison’s Hardware store will likely be razed and replaced with a bank, officials said Thursday.
The TD Bank branch office would be the third bank in a short stretch of South Broad Street; two other banks are across the Green on North Broad.
“I know that some people in Milford are disappointed that Harrison’s is not going to be transformed into a retail outlet,’’ said Cyrus Settineri, chairman of the Economic Development Commission. “But people have to understand that while a retail outlet would be a bigger draw, a blighted eyesore is no draw at all.’’
The 102-year-old building has been vacant since it was damaged in a January 2006 fire that caused sprinklers to flood the main floor. Harrison’s, opened as Harrison and Gould in 1907, was in business for 99 years and was the place that many residents when for everything from having keys copied to buying paint and plumbing supplies.
Robert Gregory, the city’s economic development director, said it is his understanding that the two-story wood building would have needed major renovations and upgrades to meet current building codes.
Attorney John Knuff and the owners of the Harrison’s property at 36-38 South Broad St., Russ Barton and Brian Aberton, met for an informal discussion last week before the Planning and Zoning Board. The vacant lot next door at 30-32 South Broad St., owned by Joseph Voll of Bridgeport, is also part of the project.
The lawyer said his clients realize the project will be closely scrutinized because it faces the Green in the Center Design District, and is a site that a lot of residents feel nostalgia for.
But Knuff and project architect Stephen McGrane said that the building itself is not architecturally significant. The building has significant structural and water damage from the flooding and its 7-foot ceilings are too low to allow a commercial use, the men said. Banks are allowed in the central business district, though there are restrictions on signs and parking.
Settineri said Thursday that if the bank seeks a drive-through lane, it could be designed so that it utilizes the city-owned parking lot behind the property instead of emptying onto the busy, one-way street. It could also be free-standing, as the Milford Bank’s drive-through is on the other side of the Green, he said.
Knuff said TD Bank would lease the site from the property owners, but that arrangement hasn’t been formalized yet.
City Planner David Sulkis told the board that while Harrison’s is on the city’s historic structure inventory and is subject to the demolition delay ordinance, there is nothing that would prevent the building from being torn down.
The building is not in a historic district, which would have provided more protection, City Historian Richard Platt said. A mural on an exterior wall is mentioned on the historic inventory and should be saved if possible, he said.
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6.	TD Bank Financial Group Investor Day: Focus on U.S. Personal and Commercial Banking
May 28, 2010 — News Release
TORONTO, May 28 /CNW/ — TD Bank Financial Group (TDBFG) will host an investor day highlighting its U.S. personal and commercial banking strategy. The event is an opportunity to hear from key members of the leadership team at TD Bank, America’s Most Convenient Bank(R) who are directly responsible for executing strategic initiatives for the U.S. Personal and Commercial Banking business.
The event will be held on Wednesday, June 16, 2010 from 12 p.m. to 5 p.m. ET in New York City. Bharat Masrani, Group Head U.S. Personal and Commercial Banking, and members of the U.S. leadership team, will discuss and answer questions about the business strategies and growth opportunities for TD Bank, America’s Most Convenient Bank.
A listen-only telephone line will be available at 416-644-3414 or 1-800-814-4859 (toll free). A live webcast will be available at www.td.com/investor. The presentation material referenced during the event will be posted on the TDBFG Investor Relations website on June 16 by approximately 12 p.m. ET.
Recordings of the presentations will be archived following the webcast at www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from 9 a.m. on June 17, 2010 until July 17, 2010, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4307909, followed by the pound key.
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7.	Small Business Recovery Needed To Drive Larger Recovery
May 30, 2010 — Radio & Television Business Report (VA)
A new report from TD Economics says that the recession has hurt small businesses particularly hard, and says the creativity of small and medium businesses will likely be at the forefront of a recovery. It also notes that conditions for such a thing to be possible are beginning to take shape.
The report is called “Small and Medium Sized Businesses Key to U.S. Economic Recovery,” and it was written by TD Economist James Marple.
Job loss and loss of access to credit have been major obstacles for smaller businesses to overcome, according to the report, but the same group is also called a key to the recovery. Marple wrote that “economic growth over the longer-term is driven primarily by individuals taking risks and making sacrifices in order to bring innovative ideas to market.” He thinks resurgence in this class of businesses could add 6 million jobs to the economy by the end of 2011.
He added, “The Great Recession was not kind to small businesses in America. Small and medium-sized businesses suffered a disproportionate share of the job losses and many still have difficulty accessing credit from some lenders. Fortunately, things are beginning to look up.”
TD Bank, a partner of TD Economics, produced a study earlier this year indicating that many of these businesses are seeing light at the end of the tunnel. 87% expect to level off or improve 2010 over 2009, with 36% expecting growth this year.
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8.	What’s Open/Closed On Memorial Day
May 30, 2010 — Glen Falls Post Star (NY)
Most banks and credit unions will be closed Monday, with some exceptions. Citizens Bank in-store banks at Price Chopper on upper Glen Street in Queensbury, and at Hannaford and Wal-Mart in Wilton will be open 11 a.m. to 3 p.m. Monday. TD Bank branches, except the Glens Falls Maple Street branch, will be open 8 a.m. to 1 p.m. Monday.
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INDUSTRY NEWS
1.	Battle Over Preemption Hinges on Fine Print
Senate language gets industry nod over house’s
By Cheyenne Hopkins
May 28, 2010 — American Banker
WASHINGTON — While both the House and Senate financial reform bills claim to restore the so-called Barnett standard for preemption of state law, that has not stopped federal and state regulators from continuing to battle over the issue.
The Office of the Comptroller of the Currency and the banking industry are backing the Senate version, which they argue more explicitly restores that standard and would protect decades of precedent surrounding the issue. State regulators and consumer groups prefer the House provision, which they view as more flexible and which would force the OCC to take additional steps before preempting a law.
“The Senate bill is in my mind just hugely preferable,” said Howard Cayne, a partner at Arnold & Porter. “The benefit of the Senate version is it doesn’t reopen for years of litigation questions, close calls that have been resolved.”
At issue is the 1996 Barnett Supreme Court case, which said that the OCC could preempt state law on a case-by-case basis. Though lawmakers in both chambers claim that is their goal, the Senate bill explicitly references the Barnett decision, while the House borrows some of its wording but does not name it.
Instead, the House version says that the OCC can preempt a law if it “prevents, significantly interferes with, or materially impairs” the business of banking.
Banking lawyers see that as a big difference, saying its failure to cite the case and addition of new language could make it harder for the OCC to win a court fight over preemption.
“The House bill establishes a new standard for determining if a state law is preempted,” said Ray Natter, a partner at Barnett Sivon & Natter PC. “While this standard is intended to be the same as the standard used by the Supreme Court in the Barnett case, the fact that it does not cite the case can create some questions.”
The House language also would force the OCC to take additional steps before preempting a statute, including proving that a substantive federal law exists that tackles the same issue the state law is trying to address. “This creates a new requirement not found in current law, and no doubt that would lead to extensive litigation over whether this hurdle had been met,” Natter said. “It is for these reasons that the Senate bill is closer to the stated congressional goal of maintaining the Barnett case.”
Art Wilmarth, a professor at George Washington Law School, said there will be an increase in litigation no matter which side prevails. “If the House bill gets passed, the whole focus is going to be on the words ‘materially impair,’ “ he said. “If the Senate language passes, the question is going to be what is the Barnett standard. Either way, there is going to be a lot of litigation over what the standard is.”
The OCC and bankers said they would have a better shot of winning those court battles if the Senate version were adopted. By explicitly referring to the Barnett case, the courts will defer to other precedents concerning that decision. “We think it’s important that precedent that’s been in place for 150 years be preserved,” said Ken Clayton, chief legislative counsel for the American Bankers Association. “We think the Senate version is clearer in directing the courts in what Congress meant.”
Several cases since Barnett have relied on that decision, including the 2007 Supreme Court case Watters v. Wachovia, which said that the operating subsidiaries of national banks enjoy the same preemption powers from state consumer protection laws as their national bank parents.
“What we have with Barnett is a series of court cases that have followed Barnett so we know what courts would likely do with Barnett,” said Robert Cook, a partner at Hudson Cook LLP. “You have to think that a court looking at the House version will first say they didn’t adopt the Senate language, so they must mean something different, so right off the bat you are going to get something different.”
But John Ryan, an executive vice president at the Conference of State Bank Supervisors, said the point of the bill is not to reaffirm existing law.
“By that argument we’d really be saying this is all for nothing,” he said. “I don’t think we’ve had such a big debate to come to a result that is purely a blessing of what the OCC has already done.”
Some industry representatives said that no matter which version is included in the final bill, bankers have already lost on the issue.
“I don’t like either quite frankly, because I think both will lead to confusion and litigation,” said Richard Hunt, president of the Consumer Bankers Association. “It’s like asking which sister do I want to kiss. ... Don’t think we are up here jumping for joy that the Senate measure was a little more measured than the House language. If they accept the Senate language it will still be problematic.”
The House and Senate preemption provision also differ on how much power to give state attorneys general. While both bills would give them more authority than they currently have, the House bill would let state AGs enforce any federal law against national banks. The Senate bill, however, would only allow states to enforce federal rules promulgated by a new consumer protection regulator. The Senate bill also limits AGs to actions within their own states.
Although the OCC and bankers oppose both provisions, if forced to choose they would pick the Senate version. “It’s not only the law that’s out there, but it’s the types of cases you bring and the positions you take in court,” said Ron Glancz, a partner at Venable LLP. “You need uniformity. If you have 50 AGs, they are going to argue the same federal law, but they are going to have discretion on their interpretation.”
Clayton said that even if the Senate version prevails on that issue, there could be trouble.
“We believe it’s an invitation to politicizing bank regulation,” he said. “In some respects it may more greatly complicate it, because now you will have varying states seeking to litigate enforcement in ways that may or not be consistent with what the [consumer agency] or OCC want to do.”
He suggested the change may not even be necessary if the administration is creating a strong consumer agency. “It does open the question of why you would need to up end the current state of play of preemption,” he said.
But Ryan said national banks should face additional enforcement, like other businesses. Why do national banks “deserve protection that almost no one else in our economy gets?” he said. “Why do they get excluded from enforcement at the state level when the biggest car companies, oil companies, Wal-Mart gets subjected to it? What social function are they performing that would exempt them from the full range of possibilities our democracy presents?”
What version will ultimately prevail remains unclear. Sen. Tom Carper, D-Del., who authored the provision in the Senate bill, said last week he was confident it would be included in the final bill. Some analysts agree.
“I suspect the compromise on the Senate side will carry the day,” said Raj Date, the chairman of the Cambridge Winter Center for Financial Institutions Policy.
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2.	White House Focuses on Five Regulatory Reform Priorities
By Cheyenne Hopkins
May 28, 2010 — American Banker
The Obama administration continued to push its priorities Thursday on what provisions should be included in the final regulatory reform bill.
Neal Wolin, Treasury deputy secretary, said the administration was focused on several things, including subjecting retail brokers to a fiduciary duty, preventing auto dealers from being exempted from consumer protection and ensuring the so-called Volcker Rule is part of the final bill.
“As conferees begin the process of reconciling the remaining differences in the two bills, we will continue to fight for the strongest financial reform bill possible,” Wolin at a speech before the Financial Industry Regulatory Authority’s conference in Baltimore. “And we will oppose any attempts by particular interests to use the conference process as an opportunity to weaken the final bill.”
He said the administration will work to include the Volcker Rule’s ban of proprietary trading and limit on the size of financial firms. The Volcker Rule is part of the Senate bill but not explicitly included in the House.
Wolin also said that the administration will seek to maintain safeguards to prevent resolution authority being used unless necessary but also maintain flexibility to act in a time of crisis.
In an interview on CNBC before the speech, Wolin once again dodged taking a position on a provision in the Senate bill that would force banks to spin off their derivatives business. “We want to make sure dealers are well regulated, that we have transparency, central clearing and so forth,” he said.
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3.	Consumers Save More, Hold Spending Steady
By Sara Murray and Luca Di Leo
May 29, 2010 — Wall Street Journal
Consumer spending got off to a lackluster start in the second quarter as Americans focused more on the extra income they earned in April.
Meanwhile, consumers’ views on the state of the economy grew increasingly optimistic in May, a separate report showed.
Consumption remained flat in April, the Commerce Department said Friday, despite an increase in incomes fueled by the job market’s improvement last month. It was the first time in six months that consumer spending didn’t increase, and follows gains of 0.5% and 0.6% in February and March, respectively.
“I just think we saw some really outsized gains in February and March,” said Michelle Girard, an RBS Securities Inc. analyst, adding that the outlook for consumer spending remains strong thanks to the labor-market rebound.
The slowly improving job market, which added 290,000 positions to payrolls last month, helped boost personal income 0.4% in April from the prior month. Income also grew 0.4% in March, while the saving rate rose to 3.6% in April from 3.1% in March.
Meanwhile, slack left from the recession is keeping a lid on prices. A price gauge closely watched by the Federal Reserve was tame in April, giving the central bank continued reason to keep interest rates near zero to support the recovery and bring unemployment down.
The core price index for personal-consumption expenditures, which excludes food and energy prices because of their volatility, rose 0.1% in April. On a year-over-year basis, it rose 1.2%. The overall price index, which includes food and energy prices, was flat last month and was up 2.0% on a year-over-year basis.
Separately, the Thomson Reuters/University of Michigan gauge of consumer sentiment rose to 73.6 in May from 72.2 in April. The improvement came entirely from consumers’ more positive feelings on where the economy is headed. Their view of the current state of the economy remained the same.
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